Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 1 to the Registration Statement (Form S-4 No. 333-172661) and related Prospectus of Standard Pacific Corp. and subsidiaries for the registration and exchange of $275,000,000 of 8 3/ 8% Senior Notes due 2018 and $400,000,000 of 8 3/8% Senior Notes due 2021, and to the incorporation by reference therein of our reports dated March 7, 2011 with respect to the consolidated financial statements of Standard Pacific Corp., and the effectiveness of internal control over financial reporting of Standard Pacific Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Irvine, California

April 6, 2011